

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2008

Mr. Xiao Yaqing
Chief Executive Officer
No. 62 North Xizhimen Street
Hai Dian District, Beijing
People's Republic of China (100082)

> **Re:** **Aluminum Corporation of China Limited**
> **Form 20-F/A1 for the Fiscal Year Ended December 31, 2006**
> **Filed March 17, 2008**
> **Form 6-K**
> **Filed April 14, 2008**
> **Response Letter Dated April 30, 2008**
> **File No. 001-15264**

Dear Mr. Yaqing:

We have reviewed your amended filing and related materials and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6- K Filed April 14, 2008

General

1.   We note the disclosure in the report on Form 6-K that you filed on April 14, 2008 regarding the allegations involving Shandong Aluminum Industry Co., Ltd. Please advise us of your considerations regarding whether to provide related disclosure in your annual report on Form 20-F for your fiscal year ended

December 31, 2007, including expanded and, if appropriate, updated disclosure regarding the allegations set forth in such article. See Item 3.D (Key Information - Risk Factors) and Item 8.A(7) (Financial Information - Consolidated Statements and Other Financial Information) of Form 20-F. We also direct your attention to Rule 12b-20 of the Exchange Act.

2.   We note in the opening paragraph of your filing that you make reference to "a certain PRC report" regarding Shandong Aluminum Industry Co., Ltd. Please tell us whether the referenced "PRC report" is the same as the web article published by 21st Century Economic Reports, "Chalco Involved in Accounting Fraud Scandal – 9 Years of Puzzle in Shandong Aluminum Books," dated April 12, 2008. If the "PRC report" is different from the web article, please also provide us with a copy of the PRC report.

3.   Please provide us with any additional news articles that you are aware of regarding the matters described in the web article published by 21st Century Economic Reports, "Chalco Involved in Accounting Fraud Scandal – 9 Years of Puzzle in Shandong Aluminum Books," dated April 12, 2008.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding the financial statements and related matters. Please contact Laura Nicholson, at (202) 551-3584, or me at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director